                                EXHIBIT (a) (6)

                  Text of Press Release Dated December 4, 2000


NEWS RELEASE

FOR IMMEDIATE RELEASE

FOR MORE INFORMATION CONTACT:
James J. Boyne                  or                  Ian J. McPheron
800/225-2222                                        800/225-2222
Ext. 6327                                           Ext. 6845


                     VAN KAMPEN SENIOR FLOATING RATE FUND
                 COMPLETES TENDER OFFER FOR ITS COMMON SHARES


        CHICAGO (December 4, 2000) -- Van Kampen Senior Floating Rate Fund announced today the final results of its tender offer for up to 43,805,306 of its outstanding common shares of beneficial interest. The offer expired at 12:00 Midnight, Eastern Standard Time, on November 17, 2000.

        The Fund said that 23,231,961 common shares outstanding as of the expiration of the tender offer, were validly tendered through the stated expiration date. All 23,231,961 common shares tendered were purchased at a price of $9.33 per common share, the net asset value at the time the offer expired. Payment for the shares purchased was mailed prior to the date hereof.

        As indicated in the Fund's current prospectus, the Board of Trustees of the Fund currently intends, each quarter, to consider authorizing the Fund to make a tender offer for its common shares in order to attempt to provide liquidity to its investors.

        The Fund commenced operations on March 27, 1998 and had total net assets of approximately $1,255,950,674 as of November 17, 2000.

        Van Kampen Senior Floating Rate Fund is advised and distributed by subsidiaries of Van Kampen Investments Inc. ("Van Kampen"), a diversified asset management company that administers more than three million retail investor accounts, has extensive capabilities for managing institutional portfolios, and has more than $100 billion under management or supervision as of September 30, 2000. Van Kampen has more than 50 open-end funds, 38 closed-end funds and more than 2,700 unit investment trusts that are professionally distributed by leading financial advisors nationwide.